Taylor W. Bentley
916-558-6129 DIRECT
tbentley@weintraub.com

via EDGAR

February 5, 2016

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	RiceBran Technologies
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 12, 2015
File No. 1-36245

Dear Mr. Schwall:

On behalf of RiceBran Technologies (the “Company”), we are submitting this letter to provide additional detail to our January 15, 2016 response letter, which originally responded to the Staff’s comment letter dated December 23, 2015, in connection with the Company’s Form 10-K for Fiscal Year Ended December 31, 2014, Definitive Proxy Statement on Schedule 14A filed April 30, 2015, and Form 10-Q for Fiscal Quarter Ended September 30, 2015.  We have reproduced the text of the Staff’s original comment in bold-faced, italicized type.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Growth Strategy, page 8

1.
As you appear to have done in each of your annual reports since March 31, 2005, you refer to a “57-subject clinical trial” which “suggested that consumption of [your product] may lower blood glucose levels” of diabetes patients.  You also continue to state that you “may develop products which address the use of SRB products as medical foods,” etc.  If you retain this reference, please also disclose the date that the trial was conducted.  Similarly, if true, please disclose that you have not yet developed any such products nor sanctioned any subsequent trials to confirm the results from the initial trial you reference.

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
SEC/Division of Corporation Finance
February 5, 2016

In light of the Staff’s comment, the Company will revise the clinical trial reference to the following for its subsequent filings (new language in underlined italics):

A 57-subject clinical trial conducted by Advanced Medical Research (Journal of Nutritional Biochemistry, Volume 13, 2002), with our funding, suggested that consumption of our RiSolubles nutritional supplements may lower blood glucose levels of type 1 and type 2 diabetes mellitus patients and may be beneficial in reducing high blood cholesterol and high blood lipid levels.  If warranted, we may develop products which address the use of SRB products as medical foods for, and to potentially make health benefit claims relating to, the effects of dietary rice bran on overall health and well-being and as it may relate to maintaining balanced sugar and lipid levels. To date, we have not developed any such products nor sanctioned any subsequent trials to confirm the results from the initial trial.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to Undated Condensed Consolidated Financial Statements

Note 10, Debt, page 14

2.	We refer you to Item 401(f) of Regulation S-K, including the Instructions which relate to that Item. Neither of the biographical sketches you provide for Mr. Short (at pages 4 and 14) discloses the Company’s filing for Chapter 11 bankruptcy. Please revise accordingly.

In light of the Staff’s comment, the Company will revise Mr. Short’s biography to the following for its subsequent filings (new language in underlined italics):

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
SEC/Division of Corporation Finance
February 5, 2016

W. John Short has served as our chief executive officer and director since October 2009 and our president since April 2012.  From July 2009 until October 2009 he also served as our president. In November 2009, while Mr. Short was CEO and President, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”), in the proceeding entitled In re:  NutraCea., Case No. 2:09-bk-28817-CGC (the “Chapter 11 Reorganization”). He was also our CEO when in August 2010, the final plan of reorganization was approved by the Bankruptcy Court, and, in January 2012, we completed our Chapter 11 Reorganization and fulfilled our creditor payment obligations in full. In 2008 and 2009, as CEO and managing member of W John Short & Associates, LLC, Mr. Short was engaged as a management consultant, advisory board member and/or director to several companies including SRI Global Imports Inc., G4 Analytics Inc. and Unifi Technologies Inc.  From April 2006 through December 2007, Mr. Short was the chief executive officer of Skip’s Clothing Company.  From January 2004 through December 2005, Mr. Short was engaged as an advisor by the Government of El Salvador to assist in the restructuring of that country’s apparel industry in relation to the elimination of global apparel quotas.  Mr. Short has held senior positions with financial services and consumer products businesses in North America, South America, Asia and Europe including over a decade in international corporate banking with Citibank N.A. in New York, Venezuela, Ecuador and Hong Kong.  The Board believes that Mr. Short’s experience in the financial services and consumer products industry, including his over 35 years of management experience in this industry, his expansive network of contacts and relationships in the industry, his detailed knowledge of our business structure and our products, and his experience as our chief executive officer, are the attributes, skills, experiences and qualifications that allow Mr. Short to make a valuable contribution as one of our directors.

In connection with the submission of this letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
SEC/Division of Corporation Finance
February 5, 2016

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to file its request for acceleration soon.  If you have any questions regarding this response, please feel free to contact the undersigned.

Very truly yours,

weintraub|tobin
law corporation

/s/ Taylor W. Bentley